Exhibit 3.1(d)

THIRD AMENDMENT TO THE

THIRD AMENDED AND RESTATED BYLAWS

OF

AMC ENTERTAINMENT HOLDINGS, INC.

Article II, Section 6 of the Third Amended and Restated Bylaws of the AMC Entertainment Holdings, Inc. is hereby amended and restated in its entirety, effective as of May 4, 2021, to read as set forth below:

Section 6. Quorum; Adjourned Meetings. At any meeting of the stockholders, the holders of record, present in person or represented by proxy, of one-third of the stock issued and outstanding and entitled to vote at any meeting of the stockholders, shall constitute a quorum for the transaction of business except as otherwise provided by law, by the Certificate of Incorporation, or by these Bylaws. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum and the votes present may continue to transact business until adjournment. If, however, such quorum shall not be present or represented at any meeting of the stockholders, a majority of the voting stock represented in person or by proxy may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote thereat.